421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

December 29, 2021

Via EDGAR

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc.

Registration Statement on Form S-3

File No. 333-261706

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 29, 2021, in which we requested that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on December 31, 2021, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours, HIGHPEAK ENERGY, INC. By: /s/ Steven W. Tholen Name: Steven W. Tholen Title: Chief Financial Officer

cc:         Sarah K. Morgan, Vinson & Elkins L.L.P.